UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 29, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 28, 2010 entitled “CNOOC Limited and BEH Jointly Made Capital Contributions in Bridas to Increase its Stake in PAE.”

99.1	Announcement dated November 28, 2010 entitled “(1) Discloseable Transaction Announcement in relation to Contributions to Bridas Corporation; and (2) Proposed Acquisition by Bridas Corporation. ”

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

CNOOC Limited and BEH Jointly Made Capital Contributions in
Bridas to Increase its Stake in PAE

(Hong Kong, November 28, 2010) CNOOC Limited (the “Company", NYSE: CEO, SEHK: 0883) announced that Bridas Corporation ("Bridas"), a 50/50% joint venture between CNOOC International Limited (“CNOOC International”) and Bridas Energy Holdings (“BEH”), entered into a share purchase agreement with BP PLC(“BP”) on 28 November 2010, pursuant to which Bridas will acquire 60% equity interest in Pan American Energy(”PAE”) from BP for a consideration of around USD7.06 billion. The acquisition excludes PAE’s assets in Bolivia.

CNOOC International, a wholly owned subsidiary of the Company, and BEH have agreed to contribute an aggregate amount of about USD4.94 billion to Bridas, to finance 70% of the consideration of the proposed acquisition. The contribution will be made in equal amounts, i.e. approximately USD2.47 billion, by each of CNOOC International and BEH.

The remaining 30% of the consideration, or approximately USD2.12 billion, will be satisfied by third party loans to be arranged by Bridas and/or additional contributions from CNOOC International and BEH.

Completion of the acquisition is conditional on, amongst others, all necessary government and regulatory approvals, and is expected to take place in the first half of 2011.

PAE has oil and gas exploration and production activities mainly in Argentina of South America. Currently, Bridas owns its 40% of interest, and BP owns the remaining 60%. In the last decade, PAE has established itself as the second-largest oil and natural gas producer in Argentina. PAE is also one of the few companies in Argentina to have consistently increased its oil and gas production in recent years.

Based on relevant 2009 statistics and on a proportionate basis, it is expected that, upon completion of the acquisition, the proven reserves and average daily production of the Company will be increased by 429 million barrels of oil equivalent (“BOE”) and 68 thousand BOE respectively.

Chairman of the Company, Mr. Fu Chengyu commented, “We are pleased to strengthen our partnership with BEH, one of the foremost companies in Argentina. The acquisition by Bridas will facilitate the future development of PAE, and in turn, will create more value to both CNOOC Limited and BEH.”

Mr. Yang Hua, the Vice chairman and CEO of CNOOC Limited said: “I believe, after the transaction and with the world-class oil and gas asset portfolio and existing excellent management team of PAE, we’ll be able to enhance our presence in the region, which will benefit us in the short term and long run.”

In the first half of 2010, CNOOC International and BEH have completed the formation of a 50/50% joint venture in Bridas.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.
*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

(1) DISCLOSEABLE TRANSACTION ANNOUNCEMENT IN RELATION
TO CONTRIBUTIONS TO BRIDAS CORPORATION; AND
(2) PROPOSED ACQUISITION BY BRIDAS CORPORATION

The Board is pleased to announce that CNOOC International, a wholly owned subsidiary of the Company, and BEH have agreed to contribute an aggregate amount of USD4,941,475,000 (equivalent to approximately HKD38,364,623,605) to Bridas Corporation, an entity which is 50%/50% owned by each of CNOOC International and BEH as at the date of this announcement. The contributions will be made in equal amounts i.e., approximately USD2,470,737,500 (equivalent to approximately HKD19,182,311,803) by each of CNOOC International and BEH after the signing of the Bridas SPA on 28 November 2010, which will ultimately be made by way of a subscription for shares in Bridas Corporation. Bridas Corporation will remain 50%/50% owned by each of CNOOC International and BEH after the contributions have been made.

On 28 November 2010, the Bridas SPA was entered into between Bridas Corporation and the Sellers for the Proposed Acquisition, pursuant to which Bridas Corporation will acquire the remaining 60% equity interest in PAE from the Sellers for a total consideration of USD7,059,250,000 (equivalent to approximately HKD54,806,605,150). The aggregate amount of USD4,941,475,000 to be contributed by CNOOC International and BEH to Bridas Corporation, which is intended to be used to finance the Proposed Acquisition, will represent 70% of the total consideration payable by Bridas Corporation for the Proposed Acquisition.

The proposed contributions by CNOOC International to provide funds to Bridas Corporation in connection with the Proposed Acquisition constitute a discloseable transaction under Rule 14.06(2) of the Listing Rules as more than one of the applicable size test results calculated in accordance with the Listing Rules exceed 5% with none of which reaches 25%. Therefore, such transaction is only subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under the Listing Rules.

CONTRIBUTIONS TO BRIDAS CORPORATION

The Board is pleased to announce that CNOOC International, a wholly owned subsidiary of the Company, and BEH have agreed to contribute an aggregate amount of USD4,941,475,000 (equivalent to approximately HKD38,364,623,605) to Bridas Corporation, an entity which is 50%/50% owned by each of CNOOC International and BEH as at the date of this announcement. The contribution will be made in equal amounts i.e., approximately USD2,470,737,500 (equivalent to approximately HKD19,182,311,803) by each of CNOOC International and BEH after the signing of the Bridas SPA on 28 November 2010, which will ultimately be made by way of a subscription for shares in Bridas Corporation. Bridas Corporation will remain 50%/50% owned by each of CNOOC International and BEH after the contributions have been made.

CONTRIBUTIONS SCHEDULE

The amount of USD2,470,737,500 will be paid by CNOOC International to Bridas Corporation in cash. The contributions by CNOOC International will be funded by the internal resources of the Company. An amount of USD705,925,000 (equivalent to approximately HKD5,480,660,515) of such contributions will be provided by CNOOC International to Bridas Corporation within 5 days from the signing date of the Bridas SPA. A further amount of USD1,058,887,500 (equivalent to approximately HKD8,220,990,773) will be provided to Bridas Corporation within 30 days after the signing date of the Bridas SPA and the remaining amount of USD705,925,000 will be provided before completion of the Proposed Acquisition.

REASONS FOR MAKING THE CONTRIBUTIONS AND THE PROPOSED ACQUISITION BY BRIDAS CORPORATION

As at the date of this announcement, Bridas Corporation together with BIL, its subsidiary, own a 40% equity interest in PAE and the remaining 60% equity interest is owned by the Sellers. On 28 November 2010, the Bridas SPA was entered into between Bridas Corporation and the Sellers for the Proposed Acquisition, pursuant to which Bridas Corporation will acquire the remaining 60% equity interest in PAE from the Sellers. The total consideration payable by Bridas Corporation for the Proposed Acquisition is USD7,059,250,000 (equivalent to approximately HKD54,806,605,150). Such consideration was determined after arms’ length negotiations between the parties, after taking into account the results of legal, financial and technical due diligence against PAE and having regard to factors including PAE’s production prospects and other similar transactions in Latin American region.

The aggregate amount of USD4,941,475,000 to be contributed by CNOOC International and BEH to Bridas Corporation, which is intended to be used to finance the Proposed Acquisition, will represent 70% of the total consideration payable by Bridas Corporation for the Proposed Acquisition. It is proposed that the remaining 30% of the consideration payable by Bridas Corporation for the Proposed Acquisition, or USD2,117,775,000 (equivalent to approximately HKD16,441,981,545), will be satisfied by third party loans to be arranged by Bridas Corporation and/or additional contributions from CNOOC International and BEH on an equal basis. The consideration for the Proposed Acquisition and the payments of the consideration by way of cash and third party loans have been determined after arms’ length negotiations after taking into account the financial conditions the Company and BEH and having regard to factors including other possible financial resources available to Bridas Corporation in satisfying its payment obligations in connection with the Proposed Acquisition.

Completion of the Proposed Acquisition is subject to certain terms and conditions, including, among other things, all necessary governmental and regulatory approvals, permissions and consents in connection with the Proposed Acquisition having been obtained. The Proposed Acquisition excludes the shares of PAE E&P Bolivia Ltd.

PAE has a world-class oil and gas asset portfolio with significant growth potential through future explorations. The Proposed Acquisition is expected to significantly enlarge the Company’s share of PAE’s oil and gas asset portfolio in Latin America.  Based on the final   figures for 2009, PAE (excluding PAE E&P Bolivia Ltd.) had proven reserves of 1,430 million boe and an average daily production of 227 thousands boe. On a proportionate basis, it is expected that, upon completion of the Proposed Acquisition, the proven reserves and average daily production of the Company will be increased by 429 million boe and 68 thousand boe respectively.

Having considered the aforementioned factors, the Directors consider that the proportional contribution by CNOOC International to Bridas Corporation to facilitate the Proposed Acquisition is in the interests of the Company and its shareholders as a whole, and the terms of the proportional contributions by CNOOC International and BEH to Bridas Corporation are fair and reasonable.

FINANCIAL INFORMATION OF BRIDAS CORPORATION AND PAE

Set out below are the net profits (both before and after taxation, extraordinary items and non-controlling interest) of Bridas Corporation prepared under the US accounting standards for the two financial years immediately preceding the date of this announcement:

	For the year ended 31 December 2009 (USD)	For the year ended 31 December 2008 (USD)
Net profits before taxation, extraordinary items and non-controlling interest	381.4 million	274.6 million
Net profits after taxation, extraordinary items and non-controlling interest	256.7 million	178.6 million

As at 31 December 2009, the audited net asset value of Bridas Corporation was approximately USD2,338,000,000.

Set out below are the net profits (both before and after taxation, extraordinary items and non-controlling interest) of PAE prepared under the US accounting standards for the two financial years immediately preceding the date of this announcement:

	For the year ended 31 December 2009 (USD)	For the year ended 31 December 2008 (USD)
Net profits before taxation, extraordinary items and non-controlling interest	942.1 million	680.9 million
Net profits after taxation, extraordinary items and non-controlling interest	630.2 million	441.1 million

As at 31 December 2009, the audited net asset value of PAE was approximately USD4,610,000,000.

IMPLICATIONS UNDER THE LISTING RULES

The proposed contributions by CNOOC International to provide funds to Bridas Corporation in connection with the Proposed Acquisition constitute a discloseable transaction under Rule 14.06(2) of the Listing Rules as more than one of the applicable size test results calculated in accordance with the Listing Rules exceed 5% with none of which reaches 25%. Therefore, such transaction is only subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under the Listing Rules.

GENERAL INFORMATION RELATING TO THE COMPANY, BRIDAS CORPORATION AND PAE

The principal business activity of the Company is investment holding. The Company and its subsidiaries principally engage in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

Bridas Corporation is a limited company incorporated in the British Virgin Islands, which focuses on oil and gas exploration and production activities. As at the date of this announcement, Bridas Corporation is owned as to 50% by the Company (through CNOOC International) and 50% by BEH.  A joint venture deed has been entered into among CNOOC International, BEH and Bridas Corporation, which allows CNOOC International and BEH to make management decisions in relation to Bridas Corporation on a joint basis. Bridas Corporation, through its affiliates (including PAE in which Bridas Corporation holds a 40% interest as at the date of this announcement), has exploration and production activities in the Southern Cone of South America. It is expected that, based on the final figures for 2009, upon completion of the Proposed Acquisition, the proven reserves and average daily production of Bridas Corporation will be 1,474 million boe and 228 thousand boe respectively.

PAE is a limited liability company incorporated under the laws of Delaware, United States of America. As at the date of this announcement, PAE is owned as to 60% by the Sellers and 40% by Bridas Corporation and its subsidiary, BIL. PAE has oil and gas exploration and production activities in the Southern Cone of South America.  In the last decade, PAE has established itself as the second-largest oil and natural gas producer in Argentina.  Currently,

PAE is one of the few companies in Argentina to have consistently increased its oil and gas production in recent years.

The Directors confirm that, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, BEH and its ultimate beneficial owners, and Bridas Corporation (except for its 50% interest held by CNOOC International), are third parties independent of the Company and independent of connected persons of the Company (as defined in the Listing Rules).

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the content requires otherwise:

“BEH”	Bridas Energy Holdings Ltd, a limited company incorporated under the laws of the British Virgin Islands;

“BIL”	Bridas Investments Ltd, a limited company incorporated under the laws of the British Virgin Islands, and which is a 100% subsidiary of Bridas Corporation at the date of this announcement;

“Board”	the board of Directors of the Company;

“boe”	barrels of oil equivalent;

“BP”	BP PLC, a company incorporated under the laws of England and Wales whose shares are listed on the London Stock Exchange;

“Bridas Corporation”	Bridas Corporation, a company incorporated under the laws of the British Virgin Islands;

“Bridas SPA”	a share purchase agreement dated 28 November 2010 entered into between Bridas Corporation and the Sellers in connection with the Proposed Acquisition;

“CNOOC International”	CNOOC International Limited, a limited company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company at the date of this announcement;

“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange and whose American Depository Shares are listed on the New York Stock Exchange;

“Directors”	the directors, including the independent non-executive directors, of the Company;

“HKD”	the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s

Republic of China;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Listing Rules”	the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange (as amended from time to time);

“PAE”	Pan American Energy LLC, a limited liability company incorporated under the laws of Delaware, United States of America;

“Proposed Acquisition”	the proposed acquisition by Bridas Corporation of a 60% equity interest in PAE from the Sellers at a total consideration of USD7,059,250,000 (equivalent to approximately HKD54,806,605,150);

“Sellers”	BP Argentina Exploration Company, a Delaware corporation, and BP Alternative Energy North America, Inc., a Delaware corporation, both of which are subsidiaries of BP;

“USD”	the lawful currency of the United States of America; and

“US”	United States of America

For the purpose of this announcement, the exchange rate between USD and HKD is calculated based on USD1 = HKD7.7638, being the exchange rate prevailing on 26 November 2010.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 28 November 2010

As at the date of this announcement, the Board comprises of:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang